--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                               FORM 10-SB/A

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            TOTAL ENTERTAINMENT INC.
       (Exact Name of Small Business Issuer as Specified in Its Charter)

                               ----------------

                INDIANA                                35-1504940
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

 1411 Peel Street, Suite 500, Montreal,                 H3A 1S5
             Quebec, Canada                            (Zip Code)
    (Address of Principal Executive
                Offices)

                                 (514) 842-6999
                          (Issuer's telephone number)

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class                     Name of Each Exchange on
             to be so Registered               Which Each Class is to be Registered
             -------------------               ------------------------------------
                     None                                      None

          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $.001 Per Share
                                (Title of Class)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
Total Entertainment Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Total Entertainment Inc. (an Indiana corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity (deficiency) for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Entertainment Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $605,486 during the year ended December 31, 1998, and, as of that date, the Company's current liabilities exceeded its current assets by $260,079 and its total liabilities exceeded its total assets by $107,577. There are also significant legislative risks and uncertainties regarding on-line casino operations. In addition the Company is involved in litigation as described in Note D-3. Although the Company's management believes it has meritorious defenses there can be no assurance that the Company will prevail. If the Company does not prevail it may have a material adverse impact on the financial condition of the Company. These factors, among others, as discussed in Note A-3 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A-3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

GRANT THORNTON LLP

Parsippany, New Jersey
August 15, 1999, except for Note D-3 as to which the date is December 8, 1999

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Total Entertainment Inc.

Date: January 10, 2000                   By:   /s/ Sandy J. Masselli, Jr.
                                             ----------------------------------

                                                 Name: Sandy J. Masselli, Jr.
                                                 Title: Chief Executive
                                                  Officer